Exhibit 99.1

20 May 2022

BURFORD CAPITAL REPORTS RESULTS OF THE 2022 ANNUAL GENERAL MEETING

Burford Capital Limited, the leading global finance and asset management firm focused on law, is pleased to announce that all of the resolutions proposed at its annual general meeting held on May 18, 2022 were approved by shareholders, including, among others, the approval of a final dividend of 6.25 US cents per ordinary share to be paid on June 17, 2022 to all ordinary shareholders on the register of members at the close of business on May 27, 2022 and the appointment of Christopher Halmy as a new director.

The votes received are detailed below:

Ordinary Resolutions		Total votes for	Total votes against	Total votes withheld
1.	To receive the accounts for the year ended 31 December 2021 and the directors’ and auditors’ reports thereon	107,165,019	10,295	135,000
2.	To declare a final dividend of 6.25¢ (United States cents) per ordinary share	106,820,085	489,965	264
3.	To re-appoint Hugh Steven Wilson as director	98,118,849	8,425,685	765,780
4.	To re-appoint Christopher Bogart as director	107,186,856	88,876	34,582
5.	To re-appoint Robert Gillespie as director	103,267,640	4,019,749	22,925
6.	To re-appoint Andrea Muller as director	106,803,038	471,711	35,565
7.	To re-appoint Charles Parkinson as director	106,656,670	630,719	22,925
8.	To re-appoint John Sievwright as director	107,263,178	12,911	34,225
9.	To appoint Christopher Halmy as director	107,249,008	10,268	51,038
10.	To re-appoint Ernst & Young LLP as Burford’s auditors	107,167,722	138,322	4,270
11.	To authorize the directors to agree to the auditors’ remuneration	107,171,145	134,655	4,514
12.	To authorize the directors to allot and/or issue Burford’s ordinary shares up to a specified amount	105,184,172	2,061,548	64,594
13.	To authorize Burford to purchase its ordinary shares up to a specified amount	107,253,364	11,122	45,828
Special Resolutions
14.	To authorize the directors to allot and/or issue equity securities for cash without making a pre-emptive offer to shareholders (subject to the limitation set out in the resolution)	105,058,549	2,130,049	121,716
15.	To authorize the directors to allot and/or issue ordinary shares for cash without making a pre-emptive offer to shareholders (subject to the limitation set out in the resolution) for an acquisition or specified capital investment	104,074,441	3,102,857	133,016

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.